April 27, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Sonia Barros, Esq.

Re:	American Realty Capital Healthcare Trust, Inc. Post-effective amendment no. 5 to Form S-11 Filed April 18, 2012 File No. 333-169075

Dear Ms. Barros:

On behalf of our client, American Realty Capital Healthcare Trust, Inc. (the “Company”), we are submitting this letter in response to the telephonic comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on April 27, 2012, with respect to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (the “Post-Effective Amendment”) filed by the Company with the Commission on April 18, 2012 (No. 333-169355) (the “Registration Statement”), and the Company’s response letter to the Staff’s comment letter, dated April 23, 2012, with respect thereto.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter. The Company’s responses are set forth below.

1.	The Staff requested that the Company include a risk factor relating to Section 5 of the Securities Act of 1933, as amended, of the type to be included in the prospectus supplement to be filed by American Realty Capital New York Recovery REIT, Inc.

We advise the Staff that the following risk factor will be added to the Company’s next prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended:

“If any of our public communication are held to be in violation of federal securities laws relating to public communications, we could be subject to potential liability. Investors in this offering should rely only on the statements made in this prospectus, as supplemented to date, in determining whether to purchase shares of our common stock.

From time to time, we or our representatives make public statements relating to our business and its prospects. Such communications are subject to federal securities laws. If any of our public communications are held by a court to be in violation of Section 5 of the Securities Act and a claim for damages is brought against us in connection therewith by one or more of our stockholders that purchased shares of our common stock on the basis of such communications before receiving a copy of this prospectus, as supplemented to date, and potentially other stockholders, we could be subject to liability in connection with the shares we sold such persons during such period. Such stockholders would have a period of 12 months following the date of any violation determined by a court to have occurred to bring a Section 5 claim. Our liability in a Section 5 claim could include statutory interest from the date of such stockholder’s purchase, in addition to possibly other damages determined by a court. In the event that any of our communications are claimed to have been made in violation of Section 5 of the Securities Act, we expect that we would vigorously contest such claim. Nevertheless, we could not give any assurance as to any court’s ultimate determination with respect to any such claim. Accordingly, there is a risk that we could be subject to potential liability with respect to any Section 5 claim brought against us, and such liability may adversely affect our operating results or financial position.”

2.	The Staff requested that, going forward, the Company add or update, as applicable, in its Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5 the following: (i) a risk factor that discloses the percentage of distributions, if any, that is not covered by cash flow from operations and (ii) a summary risk factor with respect thereto.

We advise the Staff that the Company will add or update, as applicable, in its Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5 the following: (i) a risk factor that discloses the percentage of distributions, if any, that is not covered by cash flow from operations and (ii) a summary risk factor with respect thereto.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.

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